FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                        For the month of September, 2003

                        Commission File Number: 000-28994

                                    Eidos plc

                             Wimbledon Bridge House,
                          1 Hartfield Road, Wimbledon,
                             London, United Kingdom
                                 44 208 636 3000
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                    Form 20-F
                                       |X|
                                    Form 40-F
                                       | |


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                       Yes
                                       | |
                                        No
                                       |X|



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __N/A__

           Eidos plc: Preliminary Results for the Year to 30 June 2003

     LONDON--(BUSINESS WIRE)--Sept. 4, 2003--Eidos plc ("Eidos"), one of the world's leading publishers and developers of entertainment software, today announces its preliminary results for the year to 30 June 2003.


                                                 30 June      30 June
                                                    2003         2002
Summary                                                     (Proforma)
                                                (Audited)  (Unaudited)
                                             GBP Million  GBP Million
----------------------------------------------------------------------
Turnover                                           151.5      116.5
Profit/(loss) before tax                            17.4      (15.3)
EBITDA (See note 4)                                 17.4       (4.5)
Total operating profit/(loss) before
 goodwill and exceptional items                     13.9      (11.2)
Cash and cash equivalents                           58.2       59.1
Basic EPS (pence) (See note 2)                      13.8      (11.1)


     Highlights

     -- Return to full year profitability - GBP 17.4 million profit before tax and GBP 13.9 million operating profit before goodwill and exceptional items

     --   Turnover increased by 30% to GBP 151.5 million

     --   Improved gross profit margin to 59.0%

     -- Four Pillar Titles released (Hitman 2: Silent Assassin, TimeSplitters 2, Tomb Raider: The Angel of Darkness and Championship Manager 4) each selling circa one million units; 13 new titles released in total

     --   Profitable in two consecutive half year periods for the first time

     -- Robust balance sheet maintained with cash funds in excess of GBP 58.2 million

     --   Exciting games line-up, including six Pillar Titles, in FY04

     --   Strong growth expected in FY04

     Commenting on the results John van Kuffeler, Chairman, said :
     "During the year to June 2003, Eidos has returned the business to profitability, driven by strong sales of the four Pillar Titles released during the year and by our on-going management of the cost base. As we increase investment in our games pipeline, we continue to focus on minimising the risk in the development process to enable Eidos to enhance further its quality portfolio of game titles providing long-term value for shareholders.
     Eidos has successfully moved from a period in which realignment and cost control were the primary goals, to one in which the business and our strengthened management team are focused on demonstrating their competence in producing market-smart games. The Group is also looking to build on its success by driving operational excellence throughout its business and in delivering a portfolio of quality games in a more timely manner.
     Whilst Eidos continues to develop, the Board is confident that through our experience and knowledge of the marketplace and technology, we are managing the transition into a customer-focused, market-smart developer and publisher of entertainment software".

     (a) An interview with Michael McGarvey, CEO, in video, audio and text will be available from 7.00am on Thursday, 4 September 2003 on http://www.eidos.com and on http://www.cantos.com

     Eidos plc is listed on the London Stock Exchange (ticker: EID.L) and on the Nasdaq National Market (symbol: EIDSY). Further information on the Company can be found at www.eidos.com

     Eidos and the Eidos logo are trademarks of Eidos plc. All other names and/or brands and/or product names referred to in this release are registered trademarks or trademarks pending registration belonging to Eidos plc Group companies. All rights reserved.
     Statements made in this release with respect to the Group's plans, strategies and beliefs and other statements that are not historical facts are forward-looking statements (as that term is defined in the United States Private Securities Legislation Reform Act 1995) that involve risks and uncertainties because they relate to events and depend on circumstances that may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including without limitation, general economic conditions in the Group's markets, particularly levels of consumer spending; exchange rates, particularly between the pound sterling and the U.S. dollar, in which the Group makes significant sales; and the Group's ability to continue to win acceptance of its products, which are offered in highly competitive markets characterised by continual new product introductions, rapid developments in technology and subjective and changing consumer preferences (particularly in the entertainment business) and other risks described in periodic reports and filings with the Security and Exchange Commission. The Company undertakes no obligation to update any forward looking statements contained in this release, whether as a result of new information, future events or otherwise.

     CHIEF EXECUTIVE'S REVIEW

     The results for the year ended 30 June 2003 and our return to profitability mark another significant step in the success of our strategic development programme and the growing strength of our games portfolio. They also reflect the maintenance and further progress of many of the significant improvements introduced and reported on previously.

     Review of operations

     The Group has improved its gross profit margin in a tough retail environment and reduced its fixed operating expenses. The significant increase in turnover of 30%, is largely attributable to our strong performance in North America where turnover increased by 55% and which now represents more than 40% of the Group's total turnover. This performance is principally due to the sale of games which have been well received in the American market (e.g. Hitman 2:
Silent Assassin, Tomb Raider: The Angel of Darkness and TimeSplitters 2). This level of contribution is expected to be maintained going forward.
     The Group was disappointed with the delays experienced prior to the launch of Tomb Raider: The Angel of Darkness in June. Since the year end, the Board has taken steps which it believes to be both robust and timely to minimise the potential for such delays to recur. A significant number of Tomb Raider units were shipped prior to the 30 June yearend with 500,000 units being shipped early in the current financial year. The game continues to sell well in all formats and territories, with unit sales and sell-through to date in line with management's original expectations.
     The primary challenge for Eidos, and game developers in general, remains the timely delivery of quality games to the market. To this end, we have continued to make significant progress in the streamlining of our operations and have taken a number of important steps, both centrally and at studio level, to reduce delays. In particular, we are focussing our attention on an improved development process comprising a concept, prototype and pre-production stage, prior to final approval being given and production costs incurred. This process is targeted at minimising the risk in a game's development at the outset and maximising its potential from the earliest stage. This will help us to make better informed decisions and approve the development of only those games which we believe have the capability and market opportunity to deliver significant value in a more predictable timeframe. The benefits of this improved process are likely to be seen in those games that are currently in development and expected to be released during the current financial year and beyond.
     Elsewhere, we will ensure that we not only capitalise and build upon improvements made to date (which have helped to deliver our reported financial performance this year) but also continue to review and refine those other business processes that we believe can yield further tangible results.

     Intellectual Property (IP) management

     Securing long-term value for our shareholders will only be achieved by the creation and development of successful game franchises. The ability to fully leverage our IP, as we have successfully done with the Tomb Raider, Deus Ex and Championship Manager franchises, will enable Eidos to generate greater value from its IP and deliver sustainable revenues and profits going forward. Consequently, our primary focus remains the creation of internally developed IP, aligned with appropriate controls over the development processes, to ensure that all commercial opportunities are maximised. As part of this process we continually review our existing developer relationships, both internally and externally, to ensure that we work with those partners and studios that can operate within our strategic framework. This may require us to challenge the status quo from time to time and to take decisions which may be difficult in the short-term but which we believe to be in the long-term interests of shareholders.
     It was in this context that the Board decided in July 2003 to transfer the future development of its key Tomb Raider franchise from our Core Design studio in the UK to our Crystal Dynamics studio in the US. The commercial rationale was the need to develop the next game with a fresh look and feel, targeted at a mass-market audience. Management believes that the Crystal Dynamics studio has the right combination of creative prowess and an established track record within the Group for on-time delivery of franchises using both established and new technologies.
     Furthermore, Eidos and Sports Interactive today announce that they have mutually agreed to end their long standing relationship for the joint development of our Championship Manager football management series, for which Eidos owns the brand. In the first half of this financial year, Eidos will release the new football season 03/04 update of this highly successful franchise, which will be the last update of the game to be developed under the existing relationship. Thereafter, Eidos will develop the Championship Manager game internally, out of a new London based studio, with an update release planned for the football season 04/05.
     In addition, following a review of the commercial arrangements for the TimeSplitters franchise, for which the IP is wholly-owned by the external development studio, Free Radical Design, Eidos has decided not to pursue its option to develop a TimeSplitters 3 game. Eidos retains a back catalogue royalty entitlement in respect of the earlier TimeSplitters 1 & 2 game titles.
     In line with our IP strategy, Eidos can confirm that during the year to June 2003, it signed-up three new game titles (yet to be named) which are in development and in which the Company owns the IP rights.

     Board and employees

     As already reported, Jeremy Heath-Smith stepped down as Development Director and as Managing Director of Core Design Limited on 14 July 2003. He remains on leave while the Group completes its review of the Core Design studio.
     The success of our strategic development programme has been driven by the quality of our people and their commitment over the past three years. The Board would like to thank all of our employees for their continued hard work and enthusiasm and looks forward to their support once again over the coming year.

     Current trading and outlook

     Eidos has entered the new financial year well positioned to build on the success enjoyed in the year to 30 June 2003. There is an exciting line up of new releases for the year including six Pillar Titles, namely Commandos 3:
Destination Berlin, Backyard Wrestling: Don't Try This At Home, Championship
Manager: Season 03/04, Legacy of Kain: Defiance, Deus Ex: Invisible War and Hitman 3: Contracts. We are also planning to release The Italian Job in Europe and Whiplash, a new character based action game focused on a younger demographic. In addition, the Group will benefit from the sale of units of Tomb
Raider: The Angel of Darkness shipped in the current financial year. As previously reported, the next Tomb Raider game is scheduled to release during the financial year to 30 June 2005.
     The Board believes that the market for entertainment software has the ability to deliver strong growth potential. Sales of the most successful hardware platforms for video games are expected to grow significantly over the next 12-18 months which could drive growth in the software market for these platforms by 10-15% in both the US and Europe. The Group's strong portfolio of titles should enable Eidos to grow well ahead of the expected games market growth rates. The Company will continue to seek international opportunities to grow its business both organically and by strategic acquisitions.
     The Board further believes that Eidos is well positioned to exploit fully this exciting market opportunity and that the Group's prospects for translating this into enhanced shareholder value remain good.

     FINANCIAL REVIEW

     The Group's results for the year ended 30 June 2003 show continued significant improvements in its operating and financial performance. Turnover increased by 30% to GBP 151.5 million compared to GBP 116.5 million in the year to 30 June 2002. Gross margins increased to 59.0% compared to 58.2% and there were further reductions in the Group's fixed cost base. Overall the Group recorded a net profit after tax of GBP 19.2 million compared to a loss of GBP
15.3 million for the year to 30 June 2002.

     Turnover

     We released 27 new game versions in the year (2002: 18), including seven for PlayStation 2 and five for Xbox with the balance being principally PC game releases. A number of key franchise titles such as Tomb Raider: The Angel of Darkness, Hitman 2: Silent Assassin, TimeSplitters 2 and Championship Manager 4, each sold circa one million units during the year. The balance of our portfolio of new releases represents a significant improvement over the prior year. Catalogue sales of earlier versions of franchise titles such as Tomb Raider, Deus Ex and TimeSplitters remained strong in the year. In total, 12.5 million units were shipped in the year, compared to 11.4 million units during the year to 30 June 2002. There was an increase in the gross average selling price from GBP 12.22 to GBP 13.73 over the year resulting from the strong performance of our franchise titles. Overall, approximately 75% of Eidos' revenue for the year was derived from console based games, compared to 65% in the prior year.

     Operating results

     The gross margin for the year to 30 June 2003 was 59.0% compared to 58.2% for the year to 30 June 2002. It is expected that margins will show a slight decrease from these levels in the coming year primarily due to the sales mix.
     Operating expenses before goodwill for the year ended 30 June 2003 fell to GBP 78.5 million (see note 5), from GBP 80.8 million for the year to 30 June 2002. The decrease in operating expenses arises largely from the full year impact of savings made in prior years together with certain non recurring savings made in research and development.
     Advertising costs in the year to 30 June 2003 were GBP 18.3 million (12.1% of turnover) compared to GBP 13.7 million (11.8% of turnover) for the year to 30 June 2002. This reflects the strong promotional support for our Pillar Titles released during the year. The fixed element of selling and marketing costs was GBP 7.4 million compared to GBP 8.1 million in the prior year. The reduction in expenditure is due to the full year impact of savings arising from salary and licence amortisation costs in our publishing businesses.
     Research and development, representing the Group's total investment in product development, totalled GBP 32.6 million (2002: GBP 39.0 million). This decrease reflects the move toward internally developed franchise titles and certain non recurring savings. The Group remains committed to investing in developing titles for future release and expects the level of expenditure to increase in line with those recorded in previous periods.
     Administrative expenses before goodwill amortisation were GBP 20.2 million compared to GBP 20.0 million for the year to 30 June 2002. While the Group continues to invest in management and infrastructure to support future growth, it will also maintain its close management of administrative expenses. Total administrative expenses for the year were GBP 20.4 million including goodwill amortisation of GBP 0.2 million, compared to GBP 24.2 million including goodwill amortisation of GBP 4.2 million in 2002. The reduction in the amortisation charge resulted from the goodwill relating to the acquisition of Crystal Dynamics becoming fully amortised during the year to 30 June 2002.
     After deducting operating expenses before goodwill of GBP 78.5 million, Eidos reported an operating profit before goodwill and exceptional items of GBP
13.9 million for the year. This included the Group's share of joint venture operating profits of GBP 3.0 million (before goodwill amortisation). This compares to losses before goodwill and exceptional items for the year to 30 June 2002 of GBP 11.2 million, which included joint venture operating profits of GBP
1.8 million.

     Exceptional items

     The Group received GBP 1.4 million litigation settlement, net of costs, in respect of its former investment in Express.com. The Group took an exceptional charge against the full carrying value of this investment in the year to 31 March 2001 and Express.com subsequently filed for Chapter 11 bankruptcy protection.

     Taxation

     Included within the tax credit for the year is an amount of GBP 5.6 million relating to the release of provisions in respect of prior year contingent tax liabilities. This release reflects the results of discussions with the Inland Revenue during the year. The Board is satisfied that the Group is adequately provided for any remaining tax exposures. Significant brought-forward losses remain available within the Group to offset future trading profits. The Group has however reviewed the provisions of FRS19 - Deferred Tax, and believes that no further amounts should currently be recognised in respect of these losses. The Group continues to work to optimise its tax position going forward.

     Earnings per share

     Eidos reported a profit after tax of GBP 19.2 million for the year to 30 June 2003 compared to a loss of GBP 15.3 million for the year to 30 June 2002. The basic earnings per share was 13.8p compared to a loss of 11.1p for the year to 30 June 2002, based on the weighted average number of shares in issue during the year. Excluding goodwill and exceptional items, the earnings per share was 9.3p for the year ended 30 June 2003 (2002: loss per share of 7.3p) (see note
2).

     Liquidity and capital resources

     Net assets at 30 June 2003 include goodwill of GBP 0.3 million (2002: GBP
1.0 million), tangible fixed assets and investments of GBP 7.6 million (2002:
GBP 8.5 million), net current assets of GBP 67.9 million (2002: GBP 49.7 million) and other long term creditors and provisions of GBP 0.03 million (2002:
GBP 2.7 million).
     At the year end Eidos had cash and cash equivalents of GBP 58.2 million (2002: GBP 59.1 million) and no debt (2002: nil). Net funds decreased by GBP 1.0 million during the year (2002: increase of GBP 16.3 million), before the management of liquid resources. Operating activities generated a cash outflow of GBP4.7 million (2002: GBP 10.1 million), reflecting the operating profit offset by an increase in working capital during the year. There was a high level of trade debtors at the year end linked to the timing of the Tomb Raider game release.
     Interest receivable increased to GBP 3.1 million from just over GBP 2.0 million in the prior year. The increase was primarily due to higher average cash balances held during the year.

     Dividends

     No dividend has been paid or declared during the year (2002: nil).


EIDOS plc
Consolidated Profit and Loss Account - UK GAAP




                                         Note
                                                Year ended  Year ended
                                                  30 June     30 June
                                                     2003        2002
                                                 (Audited) (Unaudited)
                                                  GBP'000     GBP'000



Turnover: Group and share of joint ventures        169,048    128,613
Less: share of joint venture turnover              (17,514)   (12,141)

                                                  --------   --------
Turnover - continuing operations          1        151,534    116,472
Cost of goods sold                                 (62,099)   (48,666)
                                                  --------   --------

Gross profit                                        89,435     67,806
Selling and marketing                              (25,747)   (21,839)
Research and development                           (32,579)   (38,951)
----------------------------------------------------------------------
Administrative expenses
 Goodwill amortisation                                (264)    (4,150)
 Other                                             (20,173)   (20,038)
                                                  --------  ---------
----------------------------------------------------------------------
                                                   (20,437)   (24,188)
                                                  --------  ---------

Operating expenses                                 (78,763)   (84,978)
                                                  --------  ---------
Group operating profit/(loss)                       10,672    (17,172)
Share of operating profit of joint ventures          2,950      1,774
Joint ventures goodwill amortisation                  (471)    (5,404)
                                                  --------  ---------
----------------------------------------------------------------------
Total operating profit/(loss) - continuing
 operations - before goodwill                       13,886    (11,248)
Total amortisation of goodwill                        (735)    (9,554)
                                                  --------  ---------
----------------------------------------------------------------------
Total operating profit/(loss) - continuing
 operations                                         13,151    (20,802)
----------------------------------------------------------------------
Exceptional items
 Profit on disposal of fixed asset
  investment                                             -      7,745
 Write down of investments                               -     (3,368)
 Settlement in respect of Express.com                1,400          -
                                                  --------  ---------
----------------------------------------------------------------------
                                                    14,551    (16,425)

Income from investments                                  -        152
Interest receivable and similar income               3,095      2,023
Interest payable and similar charges                  (292)    (1,040)
                                                  --------  ---------
Profit/(loss) on ordinary activities before
 tax                                                17,354    (15,290)
----------------------------------------------------------------------
Tax credit/(charge) on profit/(loss) on
 ordinary activities
  operational                                       (3,744)       (56)
  exceptional prior year items                       5,595          -
                                                  --------   --------
----------------------------------------------------------------------
                                                     1,851        (56)

                                                  --------  ---------
Profit/(loss) for the year                          19,205    (15,346)
                                                  ========  =========
Earnings/(loss) per share before goodwill
 amortisation and exceptional items        2          9.3p     (7.3)p
Earnings/(loss) per share                  2         13.8p    (11.1)p
Diluted earnings/(loss) per share          2         13.7p    (11.1)p
                                                  ========  =========



EIDOS plc
Consolidated Balance Sheet - UK GAAP


                                                    30 June    30 June
                                                       2003       2002
                                                  (Audited)(Unaudited)
                                                    GBP'000    GBP'000
Fixed assets
Intangible assets                                      252        550
Tangible assets                                      4,681      5,212
Investments
 Joint ventures - share of net assets                2,745      3,318
 Joint ventures - goodwill                               -        471
 Other investments                                       1          1
 Own shares                                            199          -
                                                  --------  ---------
Total investments                                    2,945      3,790
                                                  --------  ---------
Total fixed assets                                   7,878      9,552
                                                  --------  ---------
Current assets
Stocks                                               2,772      3,390
Debtors
 due within one year                                39,072      9,033
 due after one year                                     50      1,449
Cash at bank and in hand                            58,242     59,052
                                                  --------  ---------
Total current assets                               100,136     72,924

Creditors: Amounts falling due within one
 year                                              (32,204)   (23,186)
                                                  --------  ---------
Net current assets                                  67,932     49,738
                                                  --------  ---------
Total assets less current liabilities               75,810     59,290
                                                  --------  ---------
Creditors: Amounts falling due after more
 than one year                                         (33)    (1,283)
                                                  --------  ---------
Provisions for liabilities and charges                   -     (1,418)
                                                  --------  ---------
Net assets                                          75,777     56,589
                                                  ========  =========

Capital and reserves
Called up share capital                              2,799      2,795
Share premium account                              138,315    138,107
Other reserves                                         707        707
Profit and loss account                            (66,044)   (85,020)
                                                  --------  ---------
Equity shareholders' funds                          75,777     56,589
                                                  ========  =========



EIDOS plc
Consolidated Cash Flow Statement - UK GAAP

                                       Note
                                                       Year      Year
                                                      ended     ended
                                                    30 June   30 June
                                                       2003      2002
                                                  (Audited)(Unaudited)
                                                   GBP'000    GBP'000

Net cash outflow from operating
  activities                              3         (4,674)   (10,116)
                                                  --------  ---------
Dividends from joint ventures and
 associates                                          2,195        799
                                                  --------  ---------
Returns on investments and servicing of
 finance
Interest received                                    2,151      2,603
Interest and finance charges paid                     (325)      (667)
Interest element of finance lease rentals              (28)      (134)
                                                  --------  ---------
                                                     1,798      1,802
                                                  --------  ---------
Taxation
UK corporation tax repaid                              283     11,575
Foreign tax (paid)/repaid                              (28)     3,491
                                                  --------  ---------
                                                       255     15,066
                                                  --------  ---------
Capital expenditure and financial investment
Purchase of tangible fixed assets                   (1,756)    (2,784)
Sale of tangible fixed assets                           18          -
Proceeds from other investments                      1,400     11,161
Purchase of other investments                         (276)         -
                                                  --------  ---------
                                                      (614)     8,377
                                                  --------  ---------
Acquisitions and disposals
Net cash acquired with subsidiary
 undertaking                                             -        371
                                                  --------  ---------

Cash (outflow) / inflow before management
 of liquid resources and financing                  (1,040)    16,299
                                                  --------  ---------
Management of liquid resources
Decrease/(increase) in term deposits                 7,785    (38,081)
                                                  --------  ---------

Financing
Issue of ordinary share capital                        212     52,901
Capital element of finance lease rental
 payments                                             (223)      (127)
                                                  --------  ---------
                                                       (11)    52,774
                                                  --------  ---------
Increase in cash in the year              7          6,734     30,992
                                                  ========  =========



Notes to the Accounts for the Year ended 30 June 2003
1.   Statistical Information Geographical Revenue Mix


                                Year ended              Year ended
                                30 June 2003            30 June 2002
                                (Audited)               (Unaudited)

                                         % of                   % of
                              GBP'000    Total        GBP'000   Total

North America                  62,274    41.1%        40,069    34.4%
UK/Europe                      79,980    52.8%        70,431    60.5%
Rest of World                   9,280     6.1%         5,972     5.1%
                              ------- -------        ------- -------
                              151,534   100.0%       116,472   100.0%
                              ======= =======        ======= =======


Platform Revenue Mix (games revenue only)


                                Year ended             Year ended
                                30 June 2003           30 June 2002
                                (Unaudited)            (Unaudited)

                                        % of                    % of
                              GBP'000   Total         GBP'000   Total

Console                       107,240   74.4%          70,675    65.4%
PC                             36,988   25.6%          37,373    34.6%
                              ------- ------         -------- -------
                              144,228  100.0%         108,048   100.0%
                              ======= ======         ======== =======


2.   Earnings per share

The calculations of earnings per share are based on the following information:


Weighted average number of shares:
                                                    2003         2002
                                               (Audited)   (Unaudited)
                                               Number of    Number of
                                                  shares       shares

For basic earnings per share                 139,637,852  138,541,310
Exercise of share options                        705,258    1,317,791
                                             -----------  -----------
For diluted earnings per share               140,343,110  139,859,101
                                             ===========  ===========

In accordance with FRS14 - Earnings per share, the diluted loss per share for the year ended 30 June 2002 is equivalent to the basic earnings per share as any conversion of options would decrease the net loss per share.


                                  Basic     Basic  Diluted    Diluted

                                  Year       Year     Year       Year
                                 ended      ended    ended      ended
                               30 June    30 June  30 June    30 June
                                  2003       2002     2003       2002
                              (Audited)(Unaudited)(Audited)(Unaudited)
                               GBP'000    GBP'000  GBP'000    GBP'000

Profit / (loss) for the year    19,205    (15,346)  19,205    (15,346)
Goodwill amortisation              735      9,554      735      9,554
Exceptional item - operational  (1,400)    (4,377)  (1,400)    (4,377)
Exceptional item - tax credit   (5,595)         -   (5,595)         -
                              --------   -------- --------   --------
Profit / (loss) for the year
 before goodwill and
 exceptional items              12,945    (10,169)  12,945    (10,169)
                              ========   ======== ========   ========


                                Pence     Pence    Pence       Pence
                                  per       per      per         per
                                share     share     share      share
                             (Audited)(Unaudited)(Audited)(Unaudited)

Earnings / (loss) per share 13.8p (11.1)p 13.7p (11.1)p Goodwill and exceptional items
 per share                       (4.5)p     3.8p     (4.5)p     3.8p
                              --------   -------- --------   --------
Earnings / (loss) per share
 before goodwill amortisation
 and exceptional items            9.3p     (7.3)p     9.2p     (7.3)p
                              ========   ======== ========   ========


3. Reconciliation of operating profit/(loss) to net cash outflow from operating activities


                                                      Year       Year
                                                     ended      ended
                                                   30 June    30 June
                                                      2003       2002
                                                  (Audited)(Unaudited)
                                                   GBP'000    GBP'000

Operating profit / (loss)                           10,672    (17,172)
Loss on disposal of fixed assets                        34          -
Depreciation of tangible fixed assets                2,081      2,337
Amortisation of goodwill                               264      4,150
Amortisation of own shares                              77          -
Decrease / (increase) in stocks                        510       (389)
(Increase) / decrease in debtors                   (31,210)     6,605
Increase / (decrease) in creditors                  12,898     (5,647)
                                                  --------   --------
Net cash outflow from operating activities          (4,674)   (10,116)
                                                  ========   ========

4.   Non-GAAP Measures: EBITDA


                                                      Year       Year
                                                     ended      ended
                                                   30 June    30 June
                                                      2003       2002
                                                  (Audited)(Unaudited)
                                                   GBP'000    GBP'000

Operating profit / (loss) from continuing
 operations                                         13,151    (20,802)
Exceptional items                                    1,400      4,377
Depreciation of tangible fixed assets                2,081      2,337
Amortisation of goodwill                               264      4,150
Joint venture amortisation of goodwill                 471      5,404
Amortisation of own shares                              77          -
                                                  --------   --------
EBITDA                                              17,444     (4,534)
                                                  ========   ========


5.   Non-GAAP Measures: Operating expenses before goodwill amortisation


                                                      Year       Year
                                                     ended      ended
                                                   30 June    30 June
                                                      2003       2002
                                                  (Audited)(Unaudited)
                                                   GBP'000    GBP'000

Operating expenses                                  78,763     84,978
Less goodwill amortisation                            (264)    (4,150)
                                                  --------   --------
Operating expenses before goodwill amortisation     78,499     80,828
                                                  ========  =========

6.   Foreign exchange rates

     The main exchange rates Eidos is impacted by are the United States Dollar and the Euro against the Pound Sterling. The average United States Dollar exchange rate during the year was $1.59 (2002:$1.45) and the Euro was EUR 1.51 (2002: EUR 1.61). The rates at 30 June 2003 were $1.65 (2002: $1.52) and EUR
1.44 (2002: EUR 1.54) respectively.


7.   Net fund movement

Analysis of net funds
                          At 1   Cashflow  Exchange  Other     At 30
                          July             movements non-cash  June
                          2002                       movements 2003

                        GBP'000  GBP'000   GBP'000   GBP'000   GBP'000
Net cash:
Cash at bank and in
 hand                    20,971    6,734       241         -   27,946
                       --------  -------   -------   -------  -------
                         20,971    6,734       241         -   27,946
                       --------  -------   -------   -------  -------
Short-term deposits
 and liquid resources    38,081   (7,785)        -         -   30,296
                       --------  -------   -------   -------  -------
                         59,052   (1,051)      241         -   58,242

Finance leases             (274)     223        59       (31)     (23)
                       --------  -------   -------   -------  -------
Net funds                58,778     (828)      300       (31)  58,219
                       ========  =======   =======   =======  =======


8.   Proforma comparatives

On 12 December 2001 Eidos announced that it was changing its year-end from March to June. Due to the change of year-end during the previous period, the comparative financial data for the twelve months to 30 June 2002 has been derived on a proforma basis and is unaudited.

9.   Basis of financial information

The financial information presented here does not constitute statutory accounts as defined by Section 240 of the Companies Act. It has been prepared on the basis of the accounting policies set out in the Group's statutory accounts for the 15 month period ended 30 June 2002, except for those changes noted below. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985. The statutory accounts for the year ended 30 June 2003 will be delivered to the Registrar of Companies following approval by shareholders at the AGM.

Changes in accounting policies:

Stocks: Cost is now determined on a weighted average basis rather than as previously on a first in first out basis. This measurement basis reflects more closely the group's operations. The effect of this change in cost measurement is not significant in either the current or prior period.

Licence fees: Licence fees payable were previously charged to the profit and loss account over the life of the licence. These fees are now charged on the basis of actual product sales. Management relies on forecasts of sales to determine the relevant amortisation rate of the licence fee, subject to regular reviews to ensure that the amortisation rate is appropriate. This new policy aligns the amortisation of the licence fee to the revenue received in respect of it. The effect of this change in calculating amortisation is not significant in either the current or prior period.

10.  US GAAP Results

A reconciliation of our results for the year to US GAAP is included at the end of this release for US investors. The main differences between our UK and US GAAP reported results are in respect of the treatment of goodwill arising on acquisitions, treasury stock, and revenue received in advance of services performed. Our UK GAAP results translated into dollars are available from Eidos upon request.

11.  Eidos plc

Eidos plc is registered in England and Wales (number 2501949) and its registered office address is: Wimbledon Bridge House, 1 Hartfield
Road, Wimbledon, London SW19 3RU.


EIDOS plc
Consolidated Statements of Operations reconciled to US GAAP


                                                      Year       Year
                                                     ended      ended
                                                   June 30,   June 30,
Reconciliation to US GAAP                             2003       2002
-------------------------                         (Audited)(Unaudited)
                                                   GBP'000    GBP'000

Net income /(loss) after tax (reported under UK
 GAAP)                                              19,205   (15,346)
Amortisation of goodwill                               264      (273)
Revenue recognition                                 (1,703)      938
Provision against investments                            -      (204)
                                                  --------  --------
Net income/(loss) in accordance with US GAAP        17,766   (14,885)
                                                  ========  ========

Earnings/(loss) per share in accordance with US
 GAAP                                                 12.7p    (10.7)p
                                                  ========  ========

Equity Shareholders' Funds reconciled to US GAAP


                                                   June 30,   June 30,
Reconciliation to US GAAP                             2003       2002
-------------------------                         (Audited)(Unaudited)
                                                   GBP'000    GBP'000


Equity Shareholders' Funds (reported under UK
 GAAP)                                              75,777     56,589
                                                  --------    -------

Amortisation of goodwill - group                       264          -
Exchange differences on goodwill                        34          -
Revenue recognition                                 (1,703)         -
Treasury Stock                                        (276)         -
                                                  --------    -------
                                                    (1,681)         -
                                                  --------    -------
Shareholders' Funds in accordance with US GAAP      74,096     56,589
                                                  ========    =======

Notes:

1. Treasury Stock relates to Ordinary shares in Eidos plc that the Company has purchased in the market and which are held in an offshore trust for the future benefit of certain members of senior management.


    CONTACT: Eidos plc(a)
             Michael McGarvey, +44(0) 208 636 3000
                 or
             Eidos plc
             Stuart Cruickshank, +44(0) 208 636 3000
                 or
             Brunswick (UK)
             Jonathan Glass or James Crampton, +44(0) 207 404 5959
                 or
             Brunswick (US)
             Nina Pawlak or Annie Schultz, (+1) 212 333 3810

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                 Eidos plc
                 ---------
By:     /S/ Stuart Cruickshank
        ----------------------
        Stuart Cruickshank
        Chief Financial Officer
By:     /S/ Michael McGarvey
        --------------------
        Michael McGarvey
        Chief Executive Officer


Date: 4 September 2003
      ----------------

                                    Eidos Plc

                                    Form 6-K

                                Table of Contents

The following documents were filed as part of this Form 6-K:

Exhibit                                                                Reference
Press Release dated September 4, 2003:
--------------------------------------
Eidos plc Preliminary Results for the Year to 30 June 2003
----------------------------------------------------------